Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-V dated August 7, 2009

Term sheet to
Product Supplement No. 39-A-V
Registration Statement No. 333-155535
Dated December 28, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments	**JPMorgan Chase & Co.** **$** **Buffered Return Enhanced Notes Linked to the S&P MidCap 400® Index** **due July 23, 2012**

General

- The notes are designed for investors who seek a return of twice the appreciation of the S&P MidCap 400® Index (the "Index"), up to a maximum total return on the notes that will not be less than 9.00%* or greater than 13.50%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal. Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.
- Senior unsecured debt obligations of JPMorgan Chase & Co. maturing July 23, 2012[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 18, 2011 and are expected to settle on or about January 21, 2011.

Key Terms

Index: The S&P MidCap 400® Index ("MID")

Upside Leverage Factor: 2

Payment at Maturity: If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes that will not be less than 9.00%*or greater than 13.50%* at maturity. For example, assuming a Maximum Total Return of 9.00%*, if the Index Return is equal to or greater than 4.50%*, you will receive the Maximum Total Return on the notes of 9.00%*, which entitles you to a maximum payment at maturity of $1,090* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 2)$$

*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 9.00% or greater than 13.50%.

If the Ending Index Level is equal to or less than the Initial Index Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index declined beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 15\%)]$$

If the Ending Index Level is less than the Initial Index Level by more than 15% you would lose up to $850 per $1,000 principal amount note at maturity.

Buffer Amount: 15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.

Index Return: The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date, which is expected to be on or about January 18, 2011.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date: July 18, 2012[†]

Maturity Date: July 23, 2012[†]

CUSIP: 48124A6J1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-V.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-V and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-A-V and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 39-A-V or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Total Return of 9.00%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMS may be more or less than $15.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-161 of the accompanying product supplement no. 39-A-V.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-V dated August 7, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC's website):

- Product supplement no. 39-A-V dated August 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003175/e36256_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 9.00% or greater than 13.50%. Accordingly, the maximum payment at maturity will not be less than $1,090 or greater than $1,135 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Index Level is less than the Initial Index Level by up to 15%. If the Ending Index Level declines by more than 15% as compared to the Initial Index Level, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE S&P MIDCAP 400® INDEX** — The return on the notes is linked to the S&P MidCap 400 ® Index. The S&P MidCap 400® Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segment (between approximately $1 billion to $4 billion) of the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P MidCap 400® Index" in the accompanying product supplement no. 39-A-V.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-V. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments", as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-V.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-V dated August 7, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level by more than the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 9.00% or greater than 13.50%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of equity securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity and hypothetical payment at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below reflect the Upside Leverage Factor of 2 and the Buffer Amount of 15% and assume a Maximum Total Return on the notes of 9.00% and an Initial Index Level of 900.00 (which is not the actual Initial Index Level applicable to the notes). **The actual Maximum Total Return will be set on the pricing date and will not be less than 9.00% or greater than 13.50%.** The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns or payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Total Return on Notes	Hypothetical Payment at Maturity
1,440.00	60.00%	9.00%	$1,090
1,350.00	50.00%	9.00%	$1,090
1,260.00	40.00%	9.00%	$1,090
1,170.00	30.00%	9.00%	$1,090
1,080.00	20.00%	9.00%	$1,090
1,035.00	15.00%	9.00%	$1,090
990.00	10.00%	9.00%	$1,090
940.50	4.50%	9.00%	$1,090
918.00	2.00%	4.00%	$1,040
909.00	1.00%	2.00%	$1,020
900.00	**0.00%**	**0.00%**	**$1,000**
855.00	-5.00%	0.00%	$1,000
810.00	-10.00%	0.00%	$1,000
765.00	-15.00%	0.00%	$1,000
630.00	-30.00%	-15.00%	$850
540.00	-40.00%	-25.00%	$750
450.00	-50.00%	-35.00%	$650
360.00	-60.00%	-45.00%	$550
270.00	-70.00%	-55.00%	$450
180.00	-80.00%	-65.00%	$350
90.00	-90.00%	-75.00%	$250
0.00	-100.00%	-85.00%	$150

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed above (-30% to 30%). **Your investment may result in a loss of up to 85% of your principal at maturity.**

Buffered Return Enhanced Notes Linked to the S&P MidCap 400® Index Total Return at Maturity



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 900.00 to an Ending Index Level of 918.00. Because the Ending Index Level of 918.00 is greater than the Initial Index Level of 900.00 and the Index Return of 2.00% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 9.00%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 2\% \times 2) = \$1,040$$

Example 2: The level of the Index decreases from the Initial Index Level of 900.00 to an Ending Index Level of 810.00. Because the Ending Index Level of 810.00 is less than the Initial Index Level of 900.00 by not more than the Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 900.00 to an Ending Index Level of 630.00. Because the Ending Index Level of 630.00 is less than the Initial Index Level of 900.00 by more than the Buffer Amount of 15.00%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 4: The level of the Index increases from the Initial Index Level of 900.00 to an Ending Index Level of 990.00. Because the Ending Index Level of 990.00 is greater than the Initial Index Level of 900.00 and the Index Return of 10% multiplied by 2 exceeds the hypothetical Maximum Total Return of 9.00%, the investor receives a payment at maturity of $1,090 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The level of the Index decreases from the Initial Index Level of 900.00 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 900.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the weekly Index closing level from January 7, 2005 through December 24, 2010. The Index closing level on December 27, 2010 was 911.75. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.